Disposal of Treasury Stock

A. Purpose of disposal

1.	Issuance of exchangeable bonds

2.	Exchange with KTF shares pursuant to merger agreement

*Details of issuance of exchangeable bonds
- Issuance amount : Won 344,409,633,900
- Exchange price per share : Won 40,743
- Conditions of exchange

a. Exchange rate : 100%

b. Shares to be exchanged : KT common stocks or KT ADRs

c. Period of exercise : June 2, 2009 through May 27, 2014

• Reason for issuance : A portion of KTF shares owned by NTT Docomo, INC will be exchanged for exchangeable bonds, with KT treasury shares as underlying assets, issued as a result of the merger between KT and KTF

B. Estimated aggregate disposal price

1.	Issuance of exchangeable bonds : Won 344,409,623,946

2.	Exchanged with KTF shares : Won 1,804,919,908,660

C. Type and number of shares

1. Issuance of exchangeable bonds

Type of shares	Number of shares	Purchase price	Par value
Common shares	8,453,222	53,045	5,000

2. Exchanged with KTF shares

Type of shares	Number of shares	Purchase price	Par value
Common shares	45,629,485	53,045	5,000

*Final number of treasury shares is subject to change due to fractional shares that may occur in the exchange process.

D. Price of treasury shares to be disposed

1. Issuance of exchangeable bonds : Won 40,743 (Exchange price per share)

2. Exchanged with KTF shares : Won 39,556 (Merger price per share)

E. Method of disposal

1. Issuance of exchangeable bonds : issue of exchangeable bonds

2. Exchanged with KTF shares : over the counter

F. Period of disposal

1. Issuance of exchangeable bonds : May 27, 2009

2. Exchanged with KTF shares : June 18, 2009 through June 22, 2009

G. Treasury share ownership status

Type of shares	Before disposal(May 26, 2009)		After disposal(June 22, 2009)
		Percent of		Percent of
	Number of shares	ownership(%)	Number of shares**	ownership(%)
Common shares	71,948,848	27.63	17,866,141	6.84

**Number of shares after disposal is determined with the assumption that all of the exchangeable bonds issued to NTT Docomo, INC. are exchanged

H. Other matters to be considered in investment decisions

• Besides the treasury shares to be disposed in exchange of KTF shares 700,108 new shares will be issued.

• Status of issued shares and capital before and after merger

	Before merger	After merger	Note
Number of issued shares	260,411,700	261,111,808	New shares : 700,108

Capital	Won 1,560,998 million	Won 1,564,499 million